Exhibit 99.1

January 26, 2017

To:	The Toronto Stock Exchange
Canadian Securities Regulatory Authorities
The Canadian Depository for Securities Ltd.
New York Stock Exchange

Rogers Communications Inc. – Notice of Meeting and Record Date

Dear Sirs/Madams:

We advise of the following in connection with the Annual General Meeting of Shareholders:

Meeting Type:	Annual General Meeting

Record Date for Notice of Meeting:	03/01/2017

Record Date for Voting:	03/01/2017

Beneficial Ownership Determination Date:	03/01/2017

Meeting Date:	04/19/2017

Securities Entitled to Notice:	CLASS A VOTING CLASS B NON-VOTING

Securities Entitled to Vote:	CLASS A VOTING

Meeting Location:	Toronto

Issuer mailing directly to non-objecting beneficial owners:	No

Issuer will pay for objecting beneficial owner material distribution:	No

Issuer using NAA for registered investors:	Yes

Issuer using NAA for non-registered investors:	Yes

Notice-and-access stratification criteria:	No

Yours very truly,

“Graeme H. McPhail”
Graeme H. McPhail Senior Vice President, Legal & Associate General Counsel